SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Bristow Group Inc.

(Name of Subject Company (Issuer))

Bristow Group Inc.

(Name of Filing Persons (Issuer))

3.00% Convertible Senior Notes due 2038

(Title of Class of Securities)

110394 AC7 (CUSIP Number of Class of Securities)

Edward Chipman Earle

Senior Vice President, Chief Legal Officer

and Corporate Secretary

2103 City West Blvd.

4th Floor

Houston, Texas 77042

(713) 267-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

John D. Geddes

Andrew J. Ericksen

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$115,000,000	$13,363.00

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 3.00% Convertible Senior Notes due 2038, as described herein, is $1,000 per $1,000 principal amount outstanding. As of May 14, 2015, there was $115,000,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $115,000,000.

**	The amount of the filing fee equals $116.20 per $1 million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,363.00	Filing Party: Bristow Group Inc.
Form of Registration No.: Schedule TO (File No. 005-34191)	Date Filed: May 15, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT TO FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Bristow Group Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 15, 2015, as amended and supplemented by Amendment No. 1 to the Schedule TO filed on May 28, 2015 and Amendment No. 2 to the Schedule TO filed on June 15, 2015 (“Amendment No. 2”), relating to the Company’s offer to repurchase the 3.00% Convertible Senior Notes due 2038 that were issued by the Company (the “Notes”).

The holders’ right to surrender Notes for repurchase (the “Offer”) expired at midnight, New York City time, at the end of the day on June 12, 2015. In Amendment No. 2, the Company reported that $98,131,000 aggregate principal amount of the Notes were validly surrendered to U.S. Bank National Association, the paying agent, and not withdrawn and that $16,869,000 aggregate principal amount of the Notes remained outstanding after the Offer. However, due to an administrative error in the surrender process, the Company is filing this Amendment No. 3 to report that $113,131,000 aggregate principal amount of the Notes were validly surrendered to the paying agent and not withdrawn and that $1,869,000 aggregate principal amount of the Notes remains outstanding after the Offer instead of the amounts reported in Amendment No. 2. No other changes are being made to Amendment No. 2.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2015

BRISTOW GROUP INC.

By:	/s/ E. Chipman Earle
E. Chipman Earle
Senior Vice President, Chief Legal Officer and Corporate Secretary